Exhibit 1.1

August 20, 2019

FFBW, Inc.

1360 South Moorland Road

Brookfield, WI 53005

Attention: Edward H. Schaefer

   President & Chief Executive Officer

Ladies and Gentlemen:

The purpose of this letter agreement (the “Agreement”) is to confirm the engagement of Janney Montgomery Scott, LLC (“Janney”) to act as the exclusive financial advisor to FFBW, MHC (“MHC”), FFBW, Inc. (“FFBW”) and First Federal Bank of Wisconsin (the “Bank”) in connection with the MHC’s reorganization from a mutual holding company form of organization to a stock holding company form of organization (the “Reorganization”). In order to effect the Reorganization, it is contemplated that all of FFBW’s common stock to be outstanding after giving effect to the Reorganization will be issued to a newly formed stock holding company (“NewCo” and, together with MHC, FFBW and the Bank, the “Company”) to be formed by FFBW, and that NewCo will offer and sell shares of its common stock first to eligible persons pursuant to a Plan of Conversion and Reorganization (the “Plan”) in a Subscription Offering (the “Subscription Offering”) and any remaining shares to the general public in a Direct Community Offering and/or a Syndicated Community Offering (the “Community Offering” and, together with the Subscription Offering, the “Offering”). This letter sets forth the terms and conditions agreed to between the Company and Janney with respect to the Reorganization, the Plan and the Offering.

(1)          Advisory/Marketing Agent Services.

As the Company’s exclusive financial advisor and marketing agent, Janney will provide financial advice to the Company and will assist the Company in connection with the Reorganization, the Plan, the Offering and related matters. In this regard, Janney’s services will include the following:

•	Advising the Company on the financial and securities market implications of the Plan;

•	Assisting the Company in structuring and marketing the Offering;

•	Reviewing all Offering documents, including the Prospectus, stock order forms and marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

•	Assisting the Company in analyzing proposals from outside vendors in connection with the Offering, as needed;

•	Assisting the Company in scheduling and preparing meetings with potential investors, as necessary; and

Janney Montgomery Scott LLC

1475 Peachtree Street NE

Suite 800

Atlanta, GA 30309

FFBW, Inc.

August 20, 2019

•	Providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the Offering.

(2)          Records Agent Services.

In connection with the Offering, the Company agrees that Janney will also serve as Records Agent for the Company. As Records Agent, and as the Bank may reasonably request, Janney will provide the following services:

•	Consolidation of deposit accounts into a central file and calculation of eligible votes;

•	Design and prepare Proxy Forms for the Member Vote and Stock Order Forms for the Subscription Offering and Direct Community Offering and, if necessary, the Syndicated Community Offering;

•	Organize and supervise the Bank’s Stock Information Center;

•	Provide proxy and ballot tabulation services for the Bank’s Special Meeting of Members, including acting as or supporting the Inspector of Election; and

•	Provide necessary subscription services to distribute, collect and tabulate stock orders in the Subscription Offering and Direct Community Offering.

The Company acknowledges and agrees that, as Records Agent hereunder, Janney (a) shall have no duties or obligations other than those specifically set forth herein; (b) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and shall not be required to and shall make no representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

(3)          Compensation.

The Company agrees to compensate Janney for its services hereunder as follows:

(a)	Management Fee. The Company will pay to Janney a management fee of $25,000 (the “Management Fee”) in cash payable as follows: $12,500 upon the execution of this Agreement and $12,500 upon the initial filing of a Registration Statement with the SEC. The Management Fee will be refundable to the Company to the extent not actually incurred by Janney.

(b)	Success Fee. The Company will pay to Janney a Success Fee equal to a set amount of $360,000. All fees payable to Janney hereunder shall be payable in cash at the time of closing of the Offering. No fee shall be payable for any shares purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, trustee, officer or employee of the Company or members of their immediate families (whether directly or through a personal trust). The amount of the Management Fee paid to Janney will be credited, on a dollar for dollar basis, toward the Success Fee incurred hereunder.

FFBW, Inc.

August 20, 2019

(c)	Syndicated Community Offering. If any shares of common stock remain available after the expiration of the Subscription Offering and Direct Community Offering, Janney will act as sole book running manager and may seek to form a syndicate of registered dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement to be entered into between the Company and Janney. With respect to any shares of the Common Stock sold by Janney or any other FINRA member firm in the Syndicated Community Offering, the Company agrees to pay a commission of 6.0% of the aggregate Purchase Price of the shares sold in the Syndicated Community Offering. Janney will endeavor to distribute the common stock among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Janney be obligated to take or purchase any shares of the common stock in the Offering.

(d)	Records Agent Fees. For the Records Agent services outlined above, the Company agrees to pay Janney a cash fee of $50,000. This fee is based on the requirements of the current banking regulations, the Plan, as currently contemplated, and the expectation that member data will be processed as of three key record dates. Any material changes in the regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees not to exceed $10,000. All Records Agent fees under this Agreement shall be payable as follows (a) $5,000 upon the execution of this Agreement, which shall be non-refundable and (b) the balance upon mailing subscription documents.

(4)          Expenses.

The Company will pay all of its fees, disbursements and expenses in connection with the Offering customarily borne by issuers, including without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required Securities and Exchange Commission (“SEC”) or Financial Industry Regulatory Authority (“FINRA”) filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) NASDAQ listing fees or OTC Markets Group fees; (e) DTCC clearing eligibility fees; (f) all fees and disbursements of the Company’s counsel, accountants and other advisors; (g) operational expenses for the Stock Information Center and (h) Syndicated Community Offering expenses associated with the Offering. In the event Janney incurs any such fees and expenses on behalf of the Company, the Company will reimburse Janney for such fees and expenses whether or not the Offering is consummated.

In addition, whether or not the proposed Offering is consummated and in addition to any fees payable to Janney pursuant to Section 3 above, the Company will reimburse Janney for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, Janney’s activities under, or contemplated by, its engagement hereunder, including without limitation Janney’s travel costs, meals and lodging, photocopying, data processing fees and expenses, advertising and communications expenses, which will not exceed $15,000. In addition, Janney will be reimbursed for fees and expenses of its legal counsel not to exceed $75,000. These expenses assume no unusual circumstances or delays, or a re-solicitation in connection with the Offering. Janney and the Company acknowledge that such expense cap may be increased by an additional amount not to exceed $25,000 by mutual consent, including in the event of a material delay of the Offering which would require an update of the financial information in tabular form to reflect a period later than set forth in the original filing of the offering document. All expense reimbursements to be made to Janney hereunder shall be made by the Company promptly upon submission by Janney to the Company of invoices therefor.

FFBW, Inc.

August 20, 2019

(5)          Due Diligence Review, Certain Covenants, Acknowledgments and Representations and Warranties of the Company.

In connection with the Offering:

•	Janney’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Janney and its counsel in their sole discretion may deem appropriate under the circumstances (“Due Diligence Review”). In this regard, the Company agrees that, at its expense, it will make available to Janney all information that Janney requests, and will allow Janney the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company (collectively the “Information”). The Company acknowledges that Janney will rely upon the accuracy and completeness of all the Information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

•	The Company will cause appropriate Offering documents to be filed with all regulatory agencies, including the SEC, FINRA, and/or the appropriate federal and/or state bank regulatory agencies. In addition, Janney and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Janney’s participation therein, and shall furnish Janney a copy thereof addressed to Janney or upon which such counsel shall state Janney may rely.

•	In effecting the Offering, the Company agrees (a) to comply with applicable federal and state securities laws, rules and regulations, as well as applicable laws and regulations of other jurisdictions to which it is subject, (b) that all representations and warranties made by the Company to Investors in connection with the Offering shall be deemed also to be made to Janney for its benefit and, (c) that it shall cause all opinions of counsel delivered by or on behalf of the Company to Investors in connection with the Offering also to be addressed and delivered to Janney, or to cause such counsel to deliver to Janney a letter authorizing it to rely upon such opinions.

•	The Company represents and warrants to Janney that all Information included or incorporated by reference in the Prospectus or otherwise made available to Janney by or on behalf of the Company to be communicated to possible investors in connection with the Offering will be complete and correct and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as of (i) the date thereof and (ii) except for those statements for which written supplemental corrections or additions have been made or given to the Investors participating in such closing, as of each closing of such Offering.

FFBW, Inc.

August 20, 2019

•	The Company will promptly notify Janney of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in any of the foregoing Information or other documents containing an untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

•	The Company acknowledges and agrees that, in rendering its services hereunder, Janney will be using and relying on the Information (as well as information available from public sources and other sources deemed reliable by Janney) without independent investigation or verification thereof or independent appraisal or evaluation of the Company or its subsidiaries and affiliates, or any of their respective businesses or assets. Janney does not and will not assume responsibility for the accuracy or completeness of the Prospectus or any other information regarding the Company.

•	The Company acknowledges and agrees that any advice rendered or material provided by Janney during the term of this Agreement or during the process of the Offering was and is intended solely for the benefit and confidential use of the Board of Directors of the Company and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose without Janney’s prior written consent.

•	The Company represents and warrants to Janney that there are no brokers, representatives or other persons which have an interest in compensation due to Janney from any transaction contemplated herein.

•	The Company represents, warrants and covenants to Janney that it will use the net proceeds from the Offering for the purposes described in the Prospectus.

(6)          Indemnification.

In consideration of Janney’s agreement to act on behalf of the Company in connection with the matters contemplated by this Agreement, except as otherwise provided herein, the Company agrees to indemnify and hold harmless Janney and its affiliates and its and their respective officers, directors, employees and agents and each other person, if any, controlling Janney or any of its affiliates (Janney and each such other person being an “Indemnified Person”) from and against any losses, claims, damages or liabilities reasonably related to, arising out of or in connection with, the engagement hereunder, and will reimburse each Indemnified Person for all costs and expenses (including reasonable fees and expenses of counsel) as they are incurred, in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation, inquiry or proceeding related to, arising out of or in connection with the engagement hereunder, whether in process, pending, or threatened, and whether or not any Indemnified Person is a party. The Company will not, however, be responsible for losses, claims, damages or liabilities (or fees and expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, willful misconduct or gross negligence of any Indemnified Person, in which case Janney shall also repay any amounts reimbursed by the Company pursuant to the expense reimbursement provision above. The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement hereunder, except for any such liability for losses, claims, damages or liabilities incurred by the Company that are finally judicially determined to have resulted solely from the bad faith, willful misconduct or gross negligence of such Indemnified Person.

FFBW, Inc.

August 20, 2019

The Company will not, without Janney’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination does not include a statement or acknowledgment as to, or an admission of, fault, culpability or failure to act by or on behalf of any indemnified party. No Indemnified Person seeking indemnification, reimbursement or contribution under this Agreement will, without the Company’s prior written consent, which consent may not be unreasonably withheld, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph. Janney will not enter into any settlement for which the Company could be liable without the Company’s prior written consent, not to be unreasonably withheld or delayed.

If the indemnification provided for in this Section 6 is judicially determined to be unavailable (other than in accordance with the second sentence of the first paragraph hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, the Company shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to Janney, on the one hand, and the Company, on the other hand, of this Agreement or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of Janney, on the one hand, and the Company, on the other hand, as well as any other relevant equitable considerations; provided, however, in no event shall Janney’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by Janney under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and Janney hereunder shall be deemed to be in the same proportion as (a) the total consideration received or contemplated to be received by the Company in the Offering, whether or not the Offering is consummated, bears to (b) the fees paid to Janney in connection with the Offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act of 1933, as amended) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(7)         Announcements.

Janney may, at its own expense, place announcements or advertisements, in form customary in the industry, in financial and other newspapers, periodicals and websites describing its services to the Company hereunder.

(8)          No Rights of Equityholders, Creditors.

This Agreement does not create, and will not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of Section 6. The Company acknowledges and agrees that (a) Janney will act hereunder as an independent contractor and is being retained to assist the Company in its efforts to effect the Offering and not to advise the Company on, or to express any opinion as to, the wisdom, desirability or prudence of consummating the Offering, (b) Janney is not and will not be construed as a fiduciary of the Company or any of its subsidiaries or their respective affiliates and will have no duties or liabilities to the equityholders or creditors of the Company or to any other person or entity by virtue of this Agreement and the retention of Janney hereunder, all of which duties and liabilities are hereby expressly waived, and (c) nothing contained herein shall be construed to obligate Janney to purchase, as principal, any of the Securities offered for sale by the Company in the Offering. Neither equityholders nor creditors of the Company or any of its subsidiaries or of any of their respective affiliates are intended beneficiaries hereunder. The Company confirms that it and its subsidiaries and their respective affiliates will rely on their own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

FFBW, Inc.

August 20, 2019

(9)         Confidentiality.

Except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, Janney agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”); provided, however, that Janney may disclose such information to its agents and advisors who are assisting or advising Janney in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Janney, (b) was available to Janney on a non-confidential basis prior to its disclosure to Janney by the Company, or (c) becomes available to Janney on a non-confidential basis from a person other than the Company who is not otherwise known to Janney to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

(10)        Definitive Agreement.

This Agreement reflects Janney’s present intention of proceeding to work with the Company on its proposed Offering. No legal and binding obligation is created on the part of the Company or Janney with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 3, (iii) the payment of expenses as set forth in Section 4, (iv) the representations set forth in Section 5, (v) the indemnification and contribution provisions set forth in Section 6 and (iv) those terms set forth in a mutually agreed upon Agency Agreement between Janney and the Company to be executed prior to commencement of the Offering, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Janney’s execution of such Agency Agreement shall also be subject to (a) the satisfactory completion of Janney’s Due Diligence Review, (b) the preparation of Offering materials that are satisfactory to Janney, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Janney and its counsel, (d) receipt of internal approvals, (e) agreement that the price established by the independent appraiser for the Offering is reasonable under market conditions at the time of the proposed Offering, and (f) satisfactory market conditions at the time of the proposed Offering.

(11)        Other Activities.

It is understood and agreed that Janney may, from time to time, make a market in, have a long or short position, buy and sell or otherwise effect transactions for customer accounts and for their own accounts in the securities of, or perform investment banking or other services for, the Company and other entities which are or may be the subject of the engagement contemplated by this Agreement. This is to confirm that possible investors identified or contacted by Janney in connection with the Offering could include entities in respect of which Janney may have rendered or may in the future render services.

FFBW, Inc.

August 20, 2019

(12)       Assignment.

Neither party hereto may assign, in whole or in part, this Agreement or any rights or obligations hereunder, without the prior written consent of the other party hereto. Any attempted assignment in violation of this section shall be void.

(13)        Governing Law; Jurisdiction.

This Agreement shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of Georgia without giving effect to its conflicts of laws principles or rules. Each of Janney and the Company agrees that any dispute arising out of or relating to this Agreement and/or the transactions contemplated hereby or thereby, including, without limitation, any such dispute between the Company and any present or former officer, director, employee or agent of Janney, each of whom is intended to be a third-party beneficiary of the agreement contained in this paragraph, shall be resolved through litigation in the federal court located in Atlanta, Georgia or, in the event such court lacks subject matter jurisdiction, in the state court located there, and the parties hereby irrevocably consent to personal jurisdiction in the courts thereto. Parties hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any action or proceeding arising out of or related to this Agreement.

(14)       Counterparts.

For the convenience of the parties, Agreement may be executed in counterparts, each of which shall be, and shall be deemed to be, an original instrument and which, when taken together, shall constitute one and the same agreement.

(15)       Notices.

All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication if addressed to the intended recipient as set forth below shall be deemed to be duly given either when personally delivered or two days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one day after it is delivered to a commercial overnight courier for next day delivery, or upon confirmation if delivered by email:

If to the Company:	If to JANNEY:
FFBW, Inc.	Greg Gersack
1360 South Moorland Road	Head of Equity Capital Markets
Brookfield, WI 53005	Janney Montgomery Scott, LLC
Attention: Edward H. Schaefer	20 N. Wacker Drive, Suite 2035
Email: eschaefer@ffbwi.com	Chicago, IL 60606
Email: ggersack@janney.com

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means, but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which such notices, requests, demands, claims, or other communications are to be delivered by giving the other parties notice in the manner herein set forth.

FFBW, Inc.

August 20, 2019

(16)        Amendment; Complete Understanding.

This Agreement (a) may only be modified or amended in a writing executed by the Company and Janney, (b) contains the entire agreement between the Company and Janney with respect to the subject matter hereof and thereof and (c) supersedes any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between the Company and Janney relating to the subject matter hereof and thereof.

(17)        Term

This Agreement shall automatically expire twelve (12) months from the date of this Agreement, unless extended in writing by Janney and the Company. Either the Company or Janney may terminate this agreement, with or without cause, upon 10 days’ prior written notice to the other party. A “Residual Period” shall extend for six (6) months from the earlier of the date of termination or expiration of this Agreement.

If the foregoing correctly sets forth our agreement, please so indicate by signing a copy of this Agreement and returning them, together with a check made payable to Janney Montgomery Scott, LLC in the amount of $17,500 in accordance with Sections 3(a) and (d) above, to Robert A. Kotecki at 20 N. Wacker Drive, Suite 2035, Chicago, IL 60606. We look forward to working with you towards the successful conclusion of this engagement and continuing to develop our long-term relationship with the Company.

Very truly yours,

Janney Montgomery Scott, LLC

By:	/s/ Robert A. Kotecki, CFA
Robert A. Kotecki, CFA
Managing Director

By:	/s/ Greg Gersack
Greg Gersack
Head of Equity Capital Markets

ACCEPTED and AGREED as of the 22nd of August, 2019.

FFBW, Inc.
By:	/s/ Edward H. Schaefer
Edward H. Schaefer
President & Chief Executive Officer